January 31, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549-0406

Attention: Larry Spirgel, Assistant Director

RE:	TerreStar Corporation

Form 10-K for the fiscal year ended December 31, 2006

Filed March 30, 2007

Form 10-Q for the quarter ended September 30, 2007

File No. 0-23044

Dear Mr. Spirgel;

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings of TerreStar Corporation (formerly known as Motient Corporation) (the “Company”), given in the Staff’s letter dated December 3, 2007. On behalf of the Company, I am writing to provide additional information to the comments. The bold, italicized, numbered paragraphs and headings below are taken from your comment letter, and our response to each such comment follows in plain text.

Annual Report filed on Form 10-K for the year ended December 31, 2006

1.	Refer to your response to comment 1 in the letter dated August 15, 2007. As communicated to you orally on November 28, 2007 we believe that the exchange of some of your ownership interest in MSV for non voting shares of Skyterra is not within the scope of SFAS140 because it does not meet the definition of a “transfer.” We believe that the equity swap transaction related to the 30 million non-voting common shares of SkyTerra that must be distributed to Motient’s common shareholders should be accounted for as a nonreciprocal distribution to shareholders using the historical cost basis under APB 29. The remaining 9.9 million non voting shares, as well as the [3.6 million] voting shares, are not within the scope of APB 29 because such shares meet the scope exception in paragraph 4(e). Since there is no GAAP directly on point with respect to the 9.9 million non-voting shares and [3.6 million voting shares] received in the exchange, tell us why you believe it is appropriate to use fair value accounting to account for the exchange related to this portion of the transaction. Your response should include citations to the accounting literature you analogized to in reaching your conclusion.

The number of non-voting common shares of SkyTerra that would be held for distribution to our common stockholders as a result of the equity swap transaction in September 2006 was 25,478,273. An additional 3,573,216 shares were received and then sold in October, 2006. In addition, 6,686,221 MSV partnership units were received and held as of September 30 and December 31, 2006. These were subsequently converted to 18,855,144 non-voting SkyTerra shares during 2007.

As you note above, there is no GAAP which deals directly with these non-voting shares. Therefore, we believe that by analogy we should look to APB 29 and SFAS No. 153 as a basis for utilizing fair value accounting. As noted in EITF 01-02, “The basic principle in Opinion 29 is that the accounting for nonmonetary transactions should be based on the fair values of the assets (or services exchanged). The cost of a nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss for the difference between the carrying amount of the surrendered asset and its fair value should be recognized on the exchange.” APB 29 does note that an exchange of similar productive assets was “not essentially the culmination of an earning process” and therefore did not believe that fair value treatment was appropriate. FAS 153 did away with the concept of similar productive assets and replaced it with an exception for exchanges that do not have commercial substance. FAS 153 states that “a nonmonetary exchange has commercial substance if the entity’s future cash flows are expected to significantly change as a result of the exchange.” We believe that the exchange transaction has commercial substance as we exchanged our interests in a limited partnership lacking a readily available market for shares of a publicly traded entity which could be sold in the open market. Therefore, the estimated cash flows of the entity are expected to significantly change.

2.

Refer to your response to comment October 16, 2007 as expanded in the letter dated November 27, 2007. As communicated to you orally on November 28, 2007 we believe that you should record a dividend liability for what appears to be your contractual obligation to distribute the 30 million non voting common shares of SkyTerra to your shareholders. The dividend liability should be recorded at the date of the exchange in September 2006. While we understand that you may be unable to effectuate the dividend under Delaware law if it would render you insolvent, it appears to us that not making a distribution to your shareholders would require subsequent negotiation of your agreement with SkyTerra. Therefore, it would only be upon subsequent negotiation that the dividend liability would cease to exist, and any subsequent negotiation would not impact whether or not the company had a liability at the date the transaction was entered into. Your response should also address subsequent accounting for the dividend liability. For example, if the assets which are to be distributed to your shareholders are written-down due to an other than temporary impairment, how do you believe the dividend liability should be accounted for? Should it also be reduced or increased to reflect the underlying value of the assets to be distributed? Your response should include citations to the accounting literature you analogized to in reaching your conclusion. To the extent you continue to believe no dividend liability is appropriate, tell us your basis in GAAP. Your response should address the recordation as an asset of the 30 million shares that you are legally obligated to use “commercially reasonable efforts” to distribute to your shareholders.

We continue to believe that we should not record a dividend liability for the reasons noted in our response dated November 27, 2007. As a matter of convenience we have included a portion of our response here as well.

The Company has indicated in its filings with the SEC that it intends to use its commercially reasonable efforts to pay a dividend (the “Dividend”) of certain of the shares of common stock of SkyTerra Communications, Inc. (“SkyTerra”) held by it to the Company’s stockholders. The Company may be unable to pay the dividend of the shares of common stock of SkyTerra held by it due to (1) restrictions on the ability to pay dividends under the Delaware General Corporation Law (the “DGCL”), (2) questions regarding the validity of its Series A Cumulative Convertible Preferred Stock (the “Series A Preferred”), or (3) if the Company believes that it is no longer in the best interests of it and its stockholders to pay the dividend.

Statement of Financial Accounting Concepts 6 (“CON 6”) defines liabilities as “probable future sacrifices of economic benefits arising from present obligations of an enterprise to transfer assets or provide services to others in the future as a result of past transactions or events.” One of the three characteristics in CON 6 which must be present for an item to qualify as a liability is that the obligation cannot be avoided. We believe that the circumstances noted above are sufficient to warrant not recording a liability until we are able to do so and have declared it.

In future filings, we propose that shares underlying the distribution be disclosed as restricted on the face of the balance sheet with enhanced disclosures in the notes to the consolidated financial statements regarding the potential dividend.

The court did recently grant our motion for summary judgment in connection with the Highland lawsuit of the Series A Preferred stock, but Highland has appealed the ruling, so we are still in the same position regarding our inability to pay the dividend.

3.	On our last conversation on November 28, 2007 you believe that the impact of the above adjustments will not have a material impact in your financial statements. As we discussed during our conversation, your materiality discussion should be more robust than that provided in your response filed November 27, 2007. Rather than merely reciting SAB 99, please provide an analysis of the factors considered in reaching your conclusion. Additionally, to help us understand your assertion with respect to materiality, please provide us with your quantified analysis of the impact in your financial statements for the quarter ended September 30, 2006, the year ended December 31, 2006 and subsequent quarterly periods. Your analysis should show us how the company reported the transaction in its public filings with the Commission, and how the financial statements will look if you were to revise them. Your analysis should reflect the following changes in accounting, for which you may want to show the impact of each item separately:

•	the exchange of the 30 million non-voting common shares at book value in accordance with APB 29 rather than fair value;

•	the dividend liability related to the shares that you are required to distribute at the time of the exchange;

•	your investment in the non-voting shares of SkyTerra at cost under APB 18 rather than treating the investment as a SFAS 115 security;

•	the recognition of any “other than temporary” impairment in your cost method investment in Skyterra’s non-voting shares.

There are two sets of worksheets attached which present the analysis for these items. Worksheet set #1 presents the first two items: recording the non-voting common shares which are reserved for the dividend at book value instead of market value, and recording a divided liability for those shares at book value. The balance sheet and income statement effects of these are shown for each quarterly and year end period beginning on September 30, 2006.

The second set of worksheets #2 presents the analysis of recording all shares received at cost under APB 18, and then recording impairment against these shares. Again, the effect of each of these is shown on the balance sheet and income statement for each quarterly and year end period since September 30, 2006.

4.	Provide us with a roll forward of the $196.9 million gain on exchange recognized in the third quarter of 2006 to the $41.5 million gain on sale recognized for the year ended December 31, 2006. In this regard, we note that you chose to present one line item for both transactions rather than separate line items and it is unclear why the gain recognized on the exchange decreased. This roll forward should clarify the portion of the gain that is realized (i.e., the [3.6 million] shares that were sold, the unrealized gain related to the 9.9 million shares which may be sold and the unrealized gain associated with the 30 million shares to be distributed to your shareholders.

Initial gain on exchange recognized	$196,904,681
Realized loss on sale of 3,573,216 shares	(13,399,552)
Recognition of “Other than temporary impairment”	(142,084,129)
Gain recognized December 31, 2006	$41,421,000

Please note in the initial exchange transaction in 2006 we acquired 29,051,489 shares of which 25,478,273 shares were intended to be distributed to our shareholders, and 3,573,216 shares were sold in the fourth quarter of 2006.

5.	Provide us with a roll forward of the $52.3 million in OCI at September 30, 2006 to the $0 balance at December 31, 2006. Provide us with sufficient information to determine how you came up with the $52.3 million at September 30, 2006.

The $52.3 million in OCI at September 30, 2006 was the recording of an unrealized loss on our investment in SkyTerra. The investment was classified as available-for-sale under FAS 115 and the loss at the time was deemed to be temporary. The $52.3 million was calculated as follows:

Market value of 29,051,489 shares at $16.90 on the date of the exchange – 9/25/06	$491.0
Market value of 29,051,489 shares at $15.10 on 9/30/06	438.7

Adjustment to OCI at September 30, 2006	$52.3

The zero balance in OCI at December 31, 2006 is the result of the Company reversing the $52.3 in OCI on the September 30, 2006 balance sheet to the P&L since, at December 31, 2006, it was deemed by the Company to be an “Other than temporary impairment.”

6.	Provide us with a roll forward of your investment in SkyTerra, starting with the date of the transaction, to the $438.7 million investment recognized at September 30, 2006 to the $293.5 million at December 31,2006 and to the balance of your investment as of each of the subsequent interim periods in 2007.

Date	# of shares	Stock Price	Account Balance
09/30/06	29,051,489	$15.10	$438,677.484
12/31/06	25,478,273	$11.52	$293,509,705
03/31/07	39,885,618	$8.40	$335,039,191
06/30/07	39,885,618	$8.70	$347,004,877
09/30/07	39,885,618	$7.20	$287,176,450

The Company hereby acknowledges and agrees that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at (703) 483-7803 if you have further questions.

Sincerely,

/s/ Neil L. Hazard
Neil L. Hazard
Chief Financial Officer
TerreStar Corporation

Motient Corporation Item 3(A) and 3(B) Effects on Balance Sheet Items Dividend liability recorded, 25.5 million shares recorded at cost, remaining fair valued (in thousands)

A-To reverse initial exchange transaction

B-To reverse mark-to-market previously taken

C-To re-record the exchange transaction

D-To break out the restricted shares

E-To record mark-to-market on shares sold in October 2006

F-To record dividend liability

	September 30, 2006	Adjustments				Final Adjusted
		Debit		Credit
	(Unaudited)
Cash and cash equivalents	$46,471	$9,000	A	$9,000	C	$46,471
Investment in MSV	185,340	285,065	A	285,065	C	185,340
Investment in Skyterra-Restricted for dividend		262,258	D			262,258
Investment in Skyterra	438,677	322,646	C	490,970	A	53,956
		52,293	B	262,258	D
				6,432	E
Dividend payable				262,258	F	262,258
Accumulated other comprehensive income (loss)	(52,293)	6,432	E	52,293	B	(6,432)
Accumulated deficit	(297,031)	196,905	A	28,581	C	(727,613)
		262,258	F

	Three Months Ended September 30, 2006	Debit		Credit		Adjusted Balance	Nine Months Ended September 30, 2006	Debit		Credit		Adjusted Balance
Net Income (Loss) available to Common Stockholders	$131,182	$196,905	A	$28,581	C	$(37,142)	$55,385	$196,905	A	$28,581	C	$(112,939)

Motient Corporation Item 3(A) and 3(B) Effects on Balance Sheet Items Dividend liability recorded, 25.5 million shares recorded at cost, remaining fair valued (in thousands)

G-To reverse adjustment made to initial gain

H-To reverse mark to market adjustment taken

I-To reverse initial recording of sale of the shares sold in October 2006

J-To re-record the sale of the shares sold in October 2006

K-To reverse 9/30 OCI adjustment to the P&L

	December 31, 2006	Opening Adjustments				Opening Adjusted	Adjustments				Final Adjusted
		Debit		Credit			Debit		Credit
	(Audited)
Cash and cash equivalents	$171,665	$9,000	A	$9,000	C	$171,665	$46,951	J	$46,951	I	$171,665
Investment in MSV	184,665	285,065	A	285,065	C	184,665					184,665
Investment in Skyterra-Restricted for dividend		262,258	D			262,258					262,258
Investment in Skyterra	293,510	322,646	C	490,970	A	(91,211)	84,817	H			—
		52,293	B	262,258	D		60,350	I
				6,432	E		4,974	G			—
									58,930	J
Dividend payable				262,258	F	262,258
Accumulated other comprehensive income (loss)	—	6,432	E	52,293	B	45,861	52,293	H	6,432	K	—
Accumulated deficit	(474,687)	196,905	A	28,581	C	(905,269)			4,974	G	(768,197)
		262,258	F						52,293	H
									84,817	H
							6,432	K
							11,979	J	13,399	I

	Three Months ended December 31,2006	Debit		Credit		Adjusted Balance	Year Ended 2006	Opening Adjustments				Opening Adjusted	Debit		Credit		Adjusted Balance
								Debit		Credit
Net Income (Loss) available to Common Stockholders	$(177,656)	$6,432	K	$4,974	G	$(40,584)	$(122,271)	$196,905	A	$28,581	C	$(290,595)	$6,432	K	$4,974	G	$(153,523)
		$11,979	J	$84,817	H								$11,979	J	$84,817	H
				$52,293	H										$52,293	H
				$13,399	I										$13,399	I

Motient Corporation Item 3(A) and 3(B) Effects on Balance Sheet Items Dividend liability recorded, 25.5 million shares recorded at cost, remaining fair valued (in thousands)	L-To reverse mark to market adjustment taken M-To record new mark to market adjustment

	March 31, 2007	Opening Adjustments				Opening Adjusted	Adjustments				Final Adjusted
		Debit		Credit			Debit		Credit
	(Unaudited)
Cash and cash equivalents	$343,427	$46,951	J	$46,951	I	$343,427					$343,427
		9,000	A	9,000	C
Investment in MSV	40,704	285,065	A	285,065	C	40,704					40,704
Investment in Skyterra-Restricted for dividend		262,258	D			262,258			48,241	M	214,017
Investment in Skyterra	335,039	84,817	H			41,529	109,748	L	30,255	M	121,022
		60,350	I
		4,974	G
				58,930	J
		322,646	C	490,970	A
		52,293	B	262,258	D
				6,432	E
Dividend payable				262,258	F	262,258	48,241	M			214,017
Accumulated other comprehensive income (loss)	—	52,293	H	6,432	K						—
		6,432	E	52,293	B
Accumulated deficit	(630,274)	196,905	A	28,581	C	(923,784)			109,748	L	(844,291)
							30,255	M
				4,974	G
		6,432	K	52,293	H
		11,979	J	84,817	H
		262,258	F	13,399	I

	Three Months Ended March 31, 2007	Debit		Credit		Adjusted Balance
Net Income (Loss) available to Common Stockholders	$(155,587)	$30,255	M	$109,748	L	$(76,094)

Motient Corporation Item 3(A) and 3(B) Effects on Balance Sheet Items Dividend liability recorded, 25.5 million shares recorded at cost, remaining fair valued (in thousands)	N-To reverse mark to market adjustment taken

	June 30, 2007	Opening Adjustments				Opening Adjusted	Adjustments				Final Adjusted
		Debit		Credit			Debit		Credit
	(Unaudited)
Cash and cash equivalents	$267,762	$46,951	J	$46,951	I	$267,762					$267,762
		9,000	A	9,000	C
Investment in MSV	39,157	285,065	A	285,065	C	39,157					39,157
Investment in Skyterra-Restricted for dividend		262,258	D	48,241	M	214,017					214,017
Investment in Skyterra	347,005	84,817	H			132,988			11,966	N	121,022
		60,350	I
		4,974	G
				58,930	J
		322,646	C	490,970	A
		52,293	B	262,258	D
				6,432	E
		109,748	L	30,255	M
Dividend payable		48,241	M	262,258	F	214,017					214,017
Accumulated other comprehensive income (loss)	11,968	52,293	H	6,432	K	11,968	11,966	N			2
		6,432	E	52,293	B
Accumulated deficit	(700,392)	196,905	A	28,581	C	(914,409)					(914,409)
				4,974	G
				52,293	H
		6,432	K	84,817	H
		11,979	J	109,748	L
		262,258	F	13,399	I
		30,255	M

	Three Months Ended June 30, 2007	Debit	Credit	Adjusted Balance	Six Months Ended June 30, 2007	Opening Adjustments				Opening Adjusted	Debit	Credit	Adjusted Balance
						Debit		Credit
Net Income (Loss) available to Common Stockholders	$(70,118)			$(70,118)	$(225,705)	$30,255	M	$109,748	L	$(146,212)			$(146,212)

Motient Corporation
Item 3(A) and 3(B) Effects on Balance Sheet Items
Dividend liability recorded, 25.5 million shares recorded	O-To reverse mark to market adjustment taken
at cost, remaining fair valued	P-To record new mark to market adjustment
(in thousands)	Q-To reverse OCI adjustment

	September 30, 2007	Opening Adjustments				Opening Adjusted	Adjustments				Final Adjusted
		Debit		Credit			Debit		Credit
	(Unaudited)
Cash and cash equivalents	$197,558	$46,951	J	$46,951	I	$197,558					$197,558
		9,000	A	9,000	C
Investment in MSV	37,606	285,065	A	285,065	C	37,606					37,606
Investment in Skyterra-Restricted for dividend		262,258	D	48,241	M	214,017			30,575	P	183,442
Investment in Skyterra	287,176	84,817	H			61,193	59,829	O	17,289	P	103,733
		60,350	I
		4,974	G
				58,930	J
		322,646	C	490,970	A
		52,293	B	262,258	D
				6,432	E
		109,748	L	30,255	M
				11,966	N
Dividend payable	—	48,241	M	262,258	F	214,017	30,575	P			183,442
Accumulated other comprehensive income (loss)	10	52,293	H	6,432	K	(11,956)			11,966	Q	10
		6,432	E	52,293	B
		11,966	N
Accumulated deficit	(793,517)	196,905	A	28,581	C	(1,007,534)	17,289	P	59,829	O	(976,960)
				4,974	G		11,966	Q
				52,293	H
		6,432	K	84,817	H
		11,979	J	109,748	L
		30,255	M	13,399	I
		262,258	F

	Three Months Ended September 30, 2007	Debit		Credit		Adjusted Balance	Nine Months Ended September 30, 2007	Opening Adjustments				Opening Adjusted	Debit		Credit		Adjusted Balance
								Debit		Credit
Net Income (Loss) available to Common Stockholders	$(93,125)	$17,289	P	$59,829	O	$(62,551)	$(318,830)	$30,255	M	$109,748	L	$(239,337)	$17,289	P	$59,829	O	$(208,763)
		11,966	Q										11,966	Q

Motient Corporation Item 3 (C) and (D) - Effects on Balance Sheet Items All shares recorded at cost, no dividend liability recorded (in thousands)	A-To reverse initial exchange transaction B-To reverse mark-to-market previously taken C-To re-record the exchange transaction

	September 30, 2006	Adjustments				Final Adjusted
		Debit		Credit
	(Unaudited)
Cash and cash equivalents	$46,471	$9,000	A	$9,000	C	$46,471
Investment in MSV	185,340	285,065	A	285,065	C	185,340
Investment in Skyterra	438,677	294,065	C	490,970	A	294,065
		52,293	B
Accumulated other comprehensive income (loss)	(52,293)			52,293	B	—
Accumulated deficit	(297,031)	196,905	A			(493,936)

	Three Months Ended September 30, 2006	Debit		Credit	Adjusted Balance	Nine Months Ended September 30, 2006	Debit		Credit	Adjusted Balance
Net Income (Loss) available to Common Stockholders	$131,182	$196,905	A	$—	$(65,723)	$ 55,385	$196,905	A	$—	$(141,520)

Motient Corporation
Item 3 (C) and (D) - Effects on Balance Sheet Items
All shares recorded at cost,	D-To reverse adjustment made to initial gain
no dividend liability recorded	E-To reverse mark to market adjustment taken
(in thousands)	F-To reverse initial recording of sale of the shares sold in October 2006
G-To re-record the sale of the shares sold in October 2006
H-To reverse 9/30 OCI adjustment to the P&L

	December 31, 2006	Opening Adjustments				Opening Adjusted	Adjustments				Final Adjusted
		Debit		Credit			Debit		Credit
	(Audited)
Cash and cash equivalents	$171,665	$9,000	A	$9,000	C	$171,665	$46,951	G	$46,951	F	$171,665
Investment in MSV	184,665	285,065	A	285,065	C	184,665					184,665
Investment in Skyterra	293,510	294,065	C	490,970	A	148,898	84,817	E			225,477
		52,293	B				60,350	F
									36,781	G
							4,974	D
Accumulated other comprehensive income (loss)	—			52,293	B	52,293	52,293	H			—
Accumulated deficit	(474,687)	196,905	A			(671,592)			4,974	D	(505,939)
									52,293	H
									84,817	E
									10,170	G
									13,399	F

	Three Months ended December 31,2006	Debit	Credit		Adjusted Balance	Year Ended 2006	Opening Adjustments			Opening Adjusted	Debit	Credit		Adjusted Balance
							Debit		Credit
Net Income (Loss) available to Common Stockholders	$(177,656)	$—	$4,974	D	$(12,003)	$(122,271)	$196,905	A	$—	$(319,176)	$—	$4,974	D	$(153,523)
			$10,170	G								$10,170	G
			$84,817	E								$84,817	E
			$52,293	H								$52,293	H
			$13,399	F								$13,399	F

Motient Corporation
Item 3 (C) and (D) - Effects on Balance Sheet Items
All shares recorded at cost,	I-To reverse initial exchange transaction
no dividend liability recorded	J-To reverse mark-to-market previous taken
(in thousands)	K-To re-record the exchange transaction
L-To record new market to market adjustment

	March 31, 2007	Opening Adjustments				Opening Adjusted	Adjustments				Final Adjusted
		Debit		Credit			Debit		Credit
	(Unaudited)
Cash and cash equivalents	$343,427	$9,000	A	$9,000	C	$343,427					$343,427
		46,951	G	46,951	F
Investment in MSV	40,704	285,065	A	285,065	C	40,704	141,104	I	141,104	K	40,704
Investment in Skyterra	335,039	294,065	C	490,970	A	303,787	141,104	K	151,277	I	335,039
		52,293	B	36,781	G		109,748	J	68,323	L
		84,817	E
		60,350	F
		4,974	D
Accumulated other comprehensive income (loss)	—	52,293	H	52,293	B	—					—
Accumulated deficit	(630,274)	196,905	A			(661,526)			109,748	J	(630,274)
				4,974	D
				52,293	H		10,173	I
				84,817	E		68,323	L
				10,170	G
				13,399	F

	Three Months Ended March 31, 2007	Debit		Credit		Adjusted Balance
Net Income (Loss) available to Common Stockholders	$(155,587)	$68,323	L	$109,748	J	$(124,335)
		10,173	I

Motient Corporation
Item 3 (C) and (D) - Effects on Balance Sheet Items
All shares recorded at cost,
no dividend liability recorded	M-To reverse mark to market adjustment taken
(in thousands)

	June 30, 2007	Opening Adjustments				Opening Adjusted	Adjustments				Final Adjusted
		Debit		Credit			Debit		Credit
	(Unaudited)
Cash and cash equivalents	$267,762	$9,000	A	$9,000	C	$267,762					$267,762
		46,951	G	46,951	F
Investment in MSV	39,157	285,065	A	285,065	C	39,157					39,157
		141,104	I	141,104	K
Investment in Skyterra	347,005	294,065	C	490,970	A	347,005			11,966	M	335,039
		141,104	K	151,277	I
		52,293	B	36,781	G
		84,817	E	68,323	L
		60,350	F
		4,974	D
		109,748	J
Accumulated other comprehensive income (loss)	11,968	52,293	H	52,293	B	11,968	11,966	M			2
Accumulated deficit	(700,392)	196,905	A	109,748	J	(700,392)					(700,392)
		10,173	I	4,974	D
		68,323	L	52,293	H
				84,817	E
				10,170	G
				13,399	F

	Three Months Ended June 30, 2007	Debit	Credit	Adjusted Balance	Six Months Ended June 30, 2007	Opening Adjustments				Opening Adjusted	Debit	Credit	Adjusted Balance
						Debit		Credit
Net Income (Loss) available to Common Stockholders	$(70,118)			$(70,118)	$(225,705)	$68,323	L	$109,748	J	$(194,453)			$(194,453)
						10,173	I

Motient Corporation
Item 3 (C) and (D) - Effects on Balance Sheet Items
All shares recorded at cost,	N-To reverse mark to market adjustment taken
no dividend liability recorded	O-To record new mark to market adjustment
(in thousands)	P-To reverse OCI adjustment

	September 30, 2007	Opening Adjustments				Opening Adjusted	Adjustments				Final Adjusted
		Debit		Credit			Debit		Credit
	(Unaudited)
Cash and cash equivalents	$197,558	$9,000	A	$9,000	C	$197,558					$197,558
		46,951	G	46,951	F
Investment in MSV	37,606	285,065	A	285,065	C	37,606					37,606
		141,104	1	141,104	K
Investment in Skyterra	287,176	294,065	C	490,970	A	275,210	59,829	N	47,863	O	287,176
		141,104	K	151,277	I
		52,293	B	36,781	G
		84,817	E	68,323	L
		60,350	F	11,966	M
		4,974	D
		109,748	J
Accumulated other comprehensive income (loss)	10	52,293	H	52,293	B	(11,956)			11,966	P	10
		11,966	M
Accumulated deficit	(793,517)	196,905	A	109,748	J	(793,517)	47,863	O	59,829	N	(793,517)
		10,173	I	4,974	D		11,966	P
		68,323	L	52,293	H
				84,817	E
				10,170	G
				13,399	F

	Three Months Ended September 30, 2007	Debit		Credit		Adjusted Balance	Nine Months Ended September 30, 2007	Opening Adjustments				Opening Adjusted	Debit		Credit		Adjusted Balance
								Debit		Credit
Net Income (Loss) available to Common Stockholders	$(93,125)	$47,863	O	$59,829	N	$(93,125)	$(318,830)	$68,323	L	$109,748	J	$(287,578)	$47,863	O	$59,829	N	$(287,578)
		11,966	P					10,173	I				11,966	P